Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RECOGNITON OF GAIN FROM DEBT
RESTRUCTURING AND COMPLIANCE WITH NASDAQ LISTING RULES

Tel Aviv, February 24, 2014, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that as a result of the closing of the plan of arrangement among the Company and its unsecured financial creditors (the “Debt Restructuring”) on February 20, 2014, the Company will recognize gain in the first quarter of 2014 in the total amount of approximately NIS 1.6 billion (approximately US$ 457 million). Furthermore, as a result of the Debt Restructuring, the Company’s shareholders’ equity will increase in the total amount of approximately NIS 1.9 billion (approximately US$ 544 million) (the “Shareholders Equity Increase”).

Compliance with NASDAQ Listing Rules

Further to the Company’s announcement on December 5, 2013 that it has received notice from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) that the Company has ceased to comply with Nasdaq Listing Rule 5450(b)(1)(A) requiring companies listed on the Nasdaq Global Select Market to maintain a minimum of US$10,000,000 in shareholders’ equity (the “Listing Rule”), the Company announced today that it has regained compliance with the Listing Rule, as a result of the closing of the Debt Restructuring and the Shareholders Equity Increase.

Nasdaq will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, then in such event, it may be subject to delisting.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:
Shimon Yitzhaki
Chairman of the Board of Directors
Tel: +972-3-608-6048
shimony@elbitimaging.com